  Exhibit 99.1

PRESS RELEASE

OCTOBER 30, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RECORD 2019 THIRD QUARTER RESULTS

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) has released its results for the third quarter ended September 30, 2019 (all figures in U.S. dollars).

THIRD QUARTER HIGHLIGHTS

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Record attributable gold equivalent ounces sold1 of 17,289 ounces (Q3 2018: 14,314 ounces);

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Record revenue of $25.8 million (Q3 2018: $17.3 million);

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Record cash flows from operating activities, excluding changes in non-cash working capital1 of $18.2 million (Q3 2018: $11.7 million);

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Average cash cost per attributable gold equivalent ounce1 of $288 resulting in cash operating margins1 of $1,203 per ounce (Q3 2018: $248 per ounce and $960 per ounce respectively);

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Net income of $6.2 million (Q3 2018: $2.1 million);

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Normal Course Issuer Bid: Under Sandstorm’s normal course issuer bid, the Company purchased and cancelled approximately 2.4 million shares during the third quarter of 2019;

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Commercial production at Aurizona: On July 1, 2019, Equinox Gold Corp. achieved commercial production at the Aurizona mine. Sandstorm has a 3%-5% sliding scale net smelter returns (“NSR”) royalty on the project. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR royalty. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR royalty.

OUTLOOK

Based on the Company’s existing royalties, attributable gold equivalent ounces sold for 2019 is forecasted to be between 63,000 and 70,000 ounces. The Company is forecasting attributable gold equivalent production of 140,000 ounces in 2023.

FINANCIAL RESULTS

During the third quarter of 2019, the Company realized quarterly records for both revenue and attributable gold equivalent ounces sold of $25.8 million and 17,289 ounces respectively. The record represents a 49% increase in revenue and a 21% increase in attributable gold equivalent ounces sold compared to the third quarter of 2018.

Net income was higher when compared to the same period in 2018 driven by an increase in revenue and a $2.0 million increase in gains recognized on the revaluation of the Company’s investments; whereby a gain of $2.1 million was recognized during the third quarter of 2019 largely driven by the change in fair value of the Americas Gold and Silver Corp. convertible debenture and Equinox Gold Corp. convertible debenture. The increase in net income was partially offset by a $0.5 million increase in finance expense related to the Company drawing on its revolving credit facility during the third quarter of 2019.

STREAMS & ROYALTIES: Q3 UPDATES

Of the gold equivalent ounces sold by Sandstorm during the third quarter of 2019, approximately 31% were attributable to mines located in Canada, 20% from the rest of North America, 35% from South America and 14% from other countries.

	THREE MONTHS ENDED SEPTEMBER 30, 2019
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$8.1	5,397
North America excl. Canada	$5.1	3,428
South America	$8.9	5,987
Other	$3.7	2,477
Total	$25.8	17,289

Canada

Streams and royalties on Canadian mines contributed 5,397 of the attributable gold equivalent ounces sold during the third quarter of 2019, a 2% decrease compared to the third quarter of 2018. The change is primarily due to a decrease in royalty revenue from the Diavik mine in the Northwest Territories, partially offset by an increase in gold equivalent ounces sold from the Ming mine in Newfoundland.

North America Excluding Canada

The attributable gold equivalent ounces sold from operations located within North America, but outside of Canada, increased by 38% compared to the third quarter in 2018. The change was driven primarily by an increase in gold equivalent ounces sold from the Santa Elena mine in Mexico, largely related to the timing of sales and higher gold grades.

South America

Operations in South America contributed 88% more gold equivalent ounces when compared to the third quarter of 2018. The change was driven by the addition of royalty revenue from the Aurizona mine in Brazil and an increase in gold equivalent ounces sold from the Cerro Moro mine in Brazil. In July 2019, Sandstorm received its second quarterly silver delivery from Yamana Gold Inc.’s Cerro Moro mine. This delivery, which amounted to 300,000 silver ounces, represented the maximum quarterly amount under the stream agreement.

Other

Streams and royalties on mines in other countries contributed 20% less gold equivalent ounces sold when compared to the third quarter of 2018. The change is primarily due to a decrease in gold equivalent ounces sold from the Karma mine in Burkina Faso and a decrease in royalty revenue from the Houndé mine in Burkina Faso.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Thursday, October 31, 2019 starting at 8:30am PDT to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 201 389 0899
North American Toll-Free: (+1) 877 407 0312
Conference ID: 13695911
Webcast URL: https://bit.ly/2W31dcw

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable gold equivalent ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company’s revenue by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM (FORGAARD) BERGEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL	NYSE AMERICAN: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 189 royalties, of which 23 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2018 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX: SSL	NYSE AMERICAN: SAND

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